Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

August 3, 2021

Patrick F. Scott, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
Funds:

Lincoln S&P 500 Buffer Fund Aug, Lincoln S&P 500 Ultra Buffer Fund Aug, Lincoln S&P 500 Buffer Fund Nov, Lincoln S&P 500 Ultra Buffer Fund Nov, Lincoln S&P 500 Buffer Fund Feb, Lincoln S&P 500 Ultra Buffer Fund Feb, each a series of the Registrant (the “Funds”)

Dear Mr. Scott:

Pursuant to our telephonic conversation on Wednesday, June 30, 2021, the Registrant understands that you have reviewed Post-Effective Amendment No. 221 and had no comments. The Registrant intends to amend the Registration Statement to make minor changes before the Funds are offered to any new shareholders. The Funds will go effective on August 3, 2021.

The Registrant acknowledges that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours,

/s/Samuel K. Goldstein, Esq.

Samuel K. Goldstein, Esq.

Vice President & Assistant General Counsel – Funds Management

Enclosures

cc:     Ronald Holinsky, Esq.

Cherie R. Wolfskill

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